EXHIBIT 4.5

Universal Business Payment Solutions Acquisition Corporation 2013 Stock Incentive Plan

Amendment No. 1

Pursuant to the authority reserved to it under Article XIII of the Universal Business Payment Solutions Acquisition Corporation 2013 Stock Incentive Plan (the “Plan”), the Board of Directors of JetPay Corporation (the “Board”) hereby amends the Plan as set forth herein. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Plan.

1.	Effective August 2, 2013, the name of the Plan is hereby amended to the “JetPay Corporation 2013 Stock Incentive Plan.”

2.	Effective December 12, 2013, Section 2.5 of the Plan is hereby amended in its entirety to read:

“2.5 A "Change of Control," unless otherwise specified in an Award Agreement, shall be deemed to have taken place for purposes of the Plan, in each case to the extent such complies with the requirements of Treasury Regulation 1.409A-3(i)(5):

(a) upon the consummation of any transaction or series of transactions under which JetPay is merged or consolidated with any other company and that results in the stockholders of JetPay immediately prior thereto owning voting securities immediately thereafter (either by the securities such stockholders owned immediately prior thereto remaining outstanding or by the securities such stockholders owned immediately prior thereto being converted into voting securities of the surviving entity) representing 50% or less of the combined voting power of the voting securities of JetPay, the acquiring entity or such surviving entity, as the case may be, outstanding immediately after such merger or consolidation,

(i) in connection with which the stockholders of JetPay receive cash or publicly traded securities; or

(ii) within 3 months prior to which or 12 months following which the applicable Participant’s employment with or service to the Company is terminated by the Company without Cause (as defined in the applicable Award Agreement);

(b)  if any person or group (as used in Section 13(d) of the Exchange Act) (other than JetPay, any trustee or other fiduciary holding securities under an employee benefit plan of JetPay, or any company owned, directly or indirectly, by the stockholders of JetPay in substantially the same proportions as their ownership of stock of JetPay) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of JetPay representing more than 50% of the shares of JetPay's Common Stock then outstanding in a transaction or series of transactions,

(i) in connection with which the stockholders of JetPay receive cash or publicly traded securities; or

(ii) within 3 months prior to which or 12 months following which the applicable Participant’s employment with or service to the Company is terminated by the Company without Cause (as defined in the applicable Award Agreement); or

(c) the complete liquidation of JetPay or the sale or disposition by JetPay of all or substantially all of JetPay's assets, other than a liquidation of JetPay into a wholly-owned subsidiary.”

3.           Effective August 2, 2013, Section 2 of the Plan is hereby amended by adding the following as Section 2.18 and renumbering all subsequent subsections of Section 2 accordingly:

“2.18 "JetPay" means JetPay Corporation, a Delaware corporation, or any successors thereto.”

4.           Effective August 2, 2013, Section 2.33 of the Plan is hereby deleted in its entirety.

5.           Effective August 2, 2013, all occurrences of the term “UBPS” in the Plan are hereby replaced with the term “JetPay.”

6.           Except as otherwise specifically set forth in this Amendment, the Plan remains unchanged and in full force and effect.

IN WITNESS WHEREOF, the Board has caused this Amendment No. 1 to the Plan to be adopted and executed as of December 12, 2013.

Adopted:

JETPAY CORPORATION

By:	/s/ Bipin C. Shah
Name:	Bipin C. Shah
Title:	CEO and Chairman of the Board